UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One): ☐ Form 10-K  ☐ Form 20-F  ☐ Form 11-K  ☒ Form 10-Q  ☐ Form 10-D  ☐ Form N-SAR  ☐  Form N-CSR

For Period Ended: March 31, 2018

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-K

☐ Transition Report on Form N-SAR

For the Transition Period Ended:_____________________________________

Read Instructions (on back page) Before Preparing Form. Please Print or Type.

NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS VERIFIED ANY INFORMATION CONTAINED HEREIN.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I -- REGISTRANT INFORMATION

Full name of Registrant	Yosen Group, Inc.

Address of principal executive office	368 HuShu Nan Road
City State and ZIP Code	HangZhou City, Zhejiang Province, China 310014

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed (Check box if appropriate)

(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
(c)	The accountant's statement or other exhibit required by Rule 12(b)-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail the reasons why the Form 10-K could not be filed within the prescribed time period.

From 2007 until the first quarter of 2017, the registrant was engaged in the resale and distribution of third party products such as mobile phones, facsimile machines, DVD players, stereos, speakers, MP3 and MP4 players, iPods, electronic dictionaries, CD players and audio systems. As a result of declining sales and continuing losses, the registrant discontinued this business. The registrant had previously imported into China digital products, baby products, health nutrition and frozen food products, but this business had been discontinued prior to December 31, 2017

On February 15, 2018, the registrant's directors and officers resigned and the registrant brought in new management and changed its business plan. The Company intends to open, manage and operate upscale restaurants and licensing our restaurants to restaurant operators. The Company may also enter into agreements with licensees pursuant to which its wholly-owned subsidiary and the licensee would invest in the restaurant.

Because of both the change in management, with new directors and new chief executive and financial officers, and the change in business, the registrant was not able to complete its quarterly financial statements without undue hardship and expense and requires additional time to complete the Form 10-Q. The registrant undertakes to file such report no later than five days after its original prescribed due date.

PART IV --OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification:

Zinan Zhou	+(86) 0571	88381700
Name	Area Code	Telephone Number

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

☒ Yes  ☐ No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

 ☒ Yes  ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The registrant's report on Form 10-Q for the quarter ended March 31, 2018 cannot be filed within the prescribed time period because the registrant requires additional time for compilation and review of its financial statements. On February 15, 2018, the registrant's directors and officers resigned and the registrant brought in new management, including a new chief executive officer and chief financial officer, and changed its business plan as described above.

Based on preliminary information, the registrant expects to report no revenue for the three months ended March 31, 2018 and a loss from continuing operations of approximately $68,000, a loss from discontinued operations of approximately $152,000, for a total loss of approximately $220,000. For the three months ended March 31, 2017, the registrant reported net sales of approximately $1.3 million and a net loss attributable to the registrant of approximately $306,000. Because the registrant's former business is treated as a discontinued operation, the result of operations for the three months ended March 31, 2017 will be reflected in a single line item, loss from discontinued operations of approximately $306,000. The preliminary results of operations have not been reviewed by the registrant's independent accountants and are subject to any adjustments which may result from such review.

Yosen Group, Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on their behalf by the undersigned hereunto duly authorized.

Date: May 15, 2018	By:	/s/ Zinan Zhou
Zinan Zhou
Chief Executive Officer

Instruction: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.